SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	92858J108
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,914.78	Filing Party: GTCR Valor Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: April 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on April 18, 2014 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value (collectively, the “Shares”), of Vocus, Inc., a Delaware corporation (“Vocus”), at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“By notice to the DOJ, Parent withdrew its Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) on April 28, 2014 and refiled the HSR Filing on April 30, 2014. Parent took this procedural step to provide the DOJ additional time to review the Offer and the Merger. As a result of the withdrawal and refiling by Parent, the waiting period applicable to the purchase of Shares in the Offer will expire at 11:59 p.m., New York City time, on May 15, 2014, unless early termination of the waiting period is granted. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

Parent provided written notice to Vocus that the marketing period, the completion of which is a condition to the Offer, commenced on April 30, 2014. Assuming that the requirements for the marketing period described in Section 14—“Conditions of the Offer” of the Offer to Purchase continue to be satisfied, it is expected that the marketing period will be completed on or before May 20, 2014. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

On April 28, 2014, a purported class action lawsuit was brought against Vocus, the members of Vocus’s board of directors, Parent, the Purchaser and GTCR LLC, captioned TLC Foundation L.P. v. Vocus, Inc. et al., which we refer to as the “Complaint.” The following summary of the Complaint is qualified in its entirety by reference to the Verified Class Action Complaint related thereto which is incorporated herein by reference and a copy of which is filed as an exhibit to the Schedule TO. The Complaint generally alleges that the individual director defendants breached their fiduciary duties to Vocus’s public stockholders in connection with Parent and the Purchaser’s proposed acquisition of Vocus because, among other things, they allegedly failed to maximize value for Vocus’s stockholders, including by allegedly pursuing a conflicted sales process, agreeing to unfair deal protections, failing to adequately consider other potential acquirors, and failing to fully disclose all material information necessary for Vocus stockholders to make an informed decision regarding the acquisition. The Complaint also generally alleges that Vocus, GTCR LLC, Parent and the Purchaser aided and abetted those alleged violations. The plaintiffs purport to bring the Complaint on behalf of a class of Vocus stockholders, and seek, among other relief (i) to enjoin the acquisition of Vocus by Parent and the Purchaser, (ii) to rescind or, alternatively, award damages to Vocus’s stockholders to the extent the acquisition has already been implemented, (iii) to require the individual director defendants to disclose all material information relating to the proposed transaction and (iv) to award plaintiffs the fees and costs associated with the Complaint. Parent and the Purchaser believe that the Complaint is without merit and intend to defend vigorously against all claims asserted.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(A) Verified Class Action Complaint, dated April 28, 2014 (TLC Foundation L.P. v. Vocus, Inc. et al.).

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the first sentence of the third full paragraph on the cover page of the Offer to Purchase as follows:

“The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of shares of Vocus’s common stock, par value $0.01 per share (the “Common Stock”), and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus (the “Rights”) pursuant to the Rights Agreement, dated as of May 13, 2013, as amended, by and between Vocus and American Stock Transfer & Trust Company, LLC, as rights agent (each share of Common Stock and the associated Rights are referred to herein as a “Share”), that, together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) assuming the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined herein), represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon the exercise of options as to which notices of exercise have been received before the expiration of the Offer and for which shares of Common Stock have not been issued (the “Minimum Condition”).”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending the first paragraph under the question “Do you have the financial resources to make payment?” on page iii of the Offer to Purchase to delete the reference to “$518 million” and replace it with “$485 million.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the first sentence of the paragraph under the question “What is the ‘Minimum Condition’ to the Offer?” on page iv of the Offer to Purchase as follows:

“We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, together with the Shares, if any, owned, directly or indirectly, by Parent or the Purchaser, (i) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (ii) assuming the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined below), represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon exercise of options as to which notices of exercise have been received prior to the expiration of the Offer and Shares have not been issued.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding a new second paragraph under the question “What is the Top-Up Option and when could it be exercised?” on page viii of the Offer to Purchase as follows:

“Based on the number of Shares that Vocus has informed us were authorized to be issued but were not outstanding, as of April 15, 2014, and assuming that (a) no holders of Vocus options have delivered valid notices of exercise of such Vocus options pursuant to which shares of Common Stock have not been issued prior to the Purchaser’s acceptance of Shares for payment in the Offer and (b) Vocus’s board has taken the necessary action to cause the Shares reserved for issuance under Vocus’s incentive plans and conversion of the Series A Preferred Stock to be not so reserved prior to the exercise of the Top-Up Option, there will be 68,396,275 shares of Common Stock available for the Top-Up Option. Such number of shares of Common Stock would allow us to own more than 90% of the outstanding Shares (taking into account the shares of Common Stock issued upon exercise of the Top-Up Option) if at least 58.4% of the Shares are validly tendered and not properly withdrawn in the Offer.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the first sentence of the fourth full paragraph on page 1 of the Offer to Purchase as follows:

“The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, that together with the Shares owned, if any, directly or indirectly, by Parent or the Purchaser, (x) represents at least a majority of the shares of Common Stock outstanding as of immediately prior to the expiration of the Offer and (y) assuming the Purchaser’s purchase of shares of Common Stock pursuant to the Top-Up Option (as defined herein), represents at least 90% of the shares of Common Stock then outstanding, in both cases, including shares of Common Stock issuable upon the exercise of options as to which notices of exercise have been received before the expiration of the Offer and for which shares of Common Stock have not been issued (the “Minimum Condition”).”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by deleting the first paragraph under Section 5—“Certain Material U.S. Federal Income Tax Consequences” on page 14 of the Offer to Purchase.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by deleting the last sentence of the first paragraph under Section 8—“Certain Information Concerning Vocus” on page 19 of the Offer to Purchase.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the first paragraph and the table and corresponding notes under the caption “Section 8. Certain Information Concerning Vocus—Certain Projections” on page 20 of the Offer to Purchase as follows:

“Before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of Vocus, and in connection with this review Parent and the Purchaser received certain non-public information concerning Vocus, including certain limited forward-looking information concerning Vocus’s anticipated operating performance in the year 2014. Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the italicized information in the following table provides a reconciliation of the non-GAAP financial information to GAAP. This reconciliation was prepared by Vocus for inclusion in Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9, which was filed with the SEC on April 30, 2014, and was not provided to Parent or the Purchaser prior to entering into the Merger Agreement. This reconciliation was not considered by Parent or the Purchaser in connection with the due diligence review of Vocus. Vocus has advised Parent and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below.

($ in thousands)	2014
Revenue	$186,349
Operating Income	11,163
GAAP Net (Loss) Income	(23,206)
Plus:
Other Expense	54
Tax Provision	1,391
Depreciation and Amortization	6,295
Non-GAAP adjustments:
Stock-Based Compensation	11,736
Write-off of North Social Tax Goodwill	5,000
Closure of Manila Sales Office	4,500
Amortization of Intangible Assets	11,688

Adjusted EBITDA(*)	17,458

(*)	Adjusted EBITDA represents pro forma earnings before interest, taxes, depreciation and amortization expense. Vocus has defined Adjusted EBITDA as GAAP income (loss) from operations excluding the impact of depreciation and amortization, stock-based compensation, amortization of acquired intangible assets and restructuring charges related to the closure of Vocus’s small business sales operations in Manila and is adjusted for certain non-recurring items.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending the caption “Section 8. Certain Information Concerning Vocus—Certain Projections” on page 20 of the Offer to Purchase to delete the word “certain.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the sixth, seventh and eighth paragraphs under Section 9—“Certain Information Concerning Parent and the Purchaser” on page 22 of the Offer to Purchase as follows:

“Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) none of the members of the Offeror Group, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Vocus and (ii) none of Parent, the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Vocus during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group, nor any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Vocus (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the members of the Offeror Group, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Vocus or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase or Vocus’s Solicitation/Recommendation Statement on Schedule 14D-9, during the past two years there have been no negotiations, transactions or material contacts between Parent, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Vocus or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the members of the Offeror Group, nor the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Offeror Group nor the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the first sentence of the first full paragraph on page 22 of the Offer to Purchase as follows:

“Information with respect to each Sponsor is given solely by such Sponsor.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending the first sentence of the first paragraph under the caption “Section 10. Source and Amount of Funds” on page 23 of the Offer to Purchase to delete the reference to “$518 million” and replace it with “$485 million.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the last paragraph on page 25 under Section 10—“Source and Amount of Funds” of the Offer to Purchase as follows:

“Interest Rate. Loans under the Credit Facilities are expected to bear interest, at the Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate (based on the U.S. Prime Lending Rate, the Federal Funds effective rate, or the published LIBOR rate), plus a spread of (x) with respect the First Lien Credit Facilities, (i) 3.00%

in the case of loans bearing interest at the alternate base rate and (ii) 4.00% in the case of loans bearing interest at the adjusted Eurodollar Rate and (y) with respect to the Second Lien Credit Facilities, (i) 6.50% in the case of loans bearing interest at the alternate base rate and (ii) 7.50% in the case of loans bearing interest at the adjusted Eurodollar Rate. Each of the spreads described above will increase by 0.25% if the Cision Acquisition (as defined below) is not completed within six months after the completion of the acquisition of Vocus.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the first paragraph under Section 11—“Background of the Offer; Past Contacts; Negotiations and Transactions” on pages 26 and 27 of the Offer to Purchase as follows:

“The following information was prepared by Parent and Vocus. Information about Vocus was provided by Vocus, and we cannot independently verify the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. For purposes of this Section 11, the term “GTCR” refers collectively to Parent, the Purchaser and their affiliated entities.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding a new paragraph under Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” immediately before the first full paragraph on page 29 of the Offer to Purchase as follows:

“As part of the negotiation of the Merger Agreement, GTCR communicated to Vocus that it would require a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. During the period in which representatives of Skadden Arps and Latham & Watkins negotiated the Merger Agreement, such representatives also engaged in discussions regarding the requested tender and support agreements, including whether such agreements were appropriate or should be required. Representatives of Skadden Arps sought to limit the number of Shares that would be subject to such agreements and to have such agreements terminate upon a Change in Recommendation (as such term is defined in the Merger Agreement). Representatives of Latham & Watkins indicated that GTCR was firm in its requirement for these agreements from each of Okumus, Mr. Rudman and Mr. Vintz covering the entire amount of Shares beneficially owned by them. Each of Okumus, Mr. Rudman and Mr. Vintz agreed to execute tender and support agreements. However, each such agreement executed contemporaneously with the Merger Agreement on April 6, 2014 included the requested termination provision.”

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended by amending and restating the last paragraph under Section 14—“Conditions of the Offer” on page 60 of the Offer to Purchase as follows:

“The occurrence of any of the foregoing events or circumstances will be determined by us in our reasonable judgment. The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time at or prior to the Expiration Date and in their sole discretion (except the Minimum Condition may not be waived without the consent of Vocus), in each case subject to the provisions of the Merger Agreement and applicable law. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Vice President and Secretary

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Class A Manager

GTCR Canyon Holdings Cayman LP

By:	GTCR Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Fund X/C AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name: Christian B. McGrath
Title: Appointed Officer

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 18, 2014.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares.*

(a)(1)(D)	Notice of Guaranteed Delivery.*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(G)	Press Release issued by Vocus on April 7, 2014 (incorporated by reference Exhibit 99.1 to the Schedule TO-C filed by the Purchaser with the SEC on April 7, 2014).*

(a)(1)(H)	Summary Advertisement published in The Wall Street Journal on April 18, 2014.*

(a)(5)(A)	Verified Class Action Complaint, dated April 28, 2014 (TLC Foundation L.P. v. Vocus, Inc. et al.).

(b)(1)	Debt Commitment Letter by and between Parent and Jefferies Finance LLC, dated April 6, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Parent, the Purchaser and Vocus (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vocus with the SEC on April 7, 2014).*

(d)(2)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Okumus Fund Management Ltd.*

(d)(3)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Richard Rudman.*

(d)(4)	Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and Stephen Vintz.*

(d)(5)	Stock Purchase, Non-Tender and Support Agreement, dated as of April 6, 2014, by and among Parent, the Purchaser and JMI Equity Fund VI, L.P.*

(d)(6)	Non-Disclosure Agreement, dated December 20, 2013, by and between Vocus and GTCR LLC.*

(d)(7)	Amendment to Non-Disclosure Agreement, dated April 6, 2014, by and between Vocus and GTCR LLC.*

(d)(8)	Exclusivity Agreement, dated March 8, 2014, by and between Vocus and GTCR LLC.*

(d)(9)	Equity Commitment Letter, dated as of April 6, 2014, from GTCR Fund X/A AIV LP to Parent.*

(d)(10)	Limited Guaranty, dated as of April 6, 2014, delivered by GTCR Fund X/A AIV LP in favor of Vocus.*

*	Previously filed.